UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D

                  UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934

                              Highway  One-OWEB,  Inc.
                                (Name  of  Issuer)

                    COMMON  STOCK,  PAR  VALUE  $.001  PER  SHARE.
                         (Title  of  Class  of  Securities)

                                    431251
                                 (CUSIP  Number)

                             Mr. Thomas Gramuglia
                          c/o Highway  One-OWEB, Inc.
                                 63 Trade Road
                            Massena, New York 13662
                                 (315) 769-6616
                                 --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                                  July 23, 2003
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE  13D


                                CUSIP  NO.  431251

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      1.    NAME  OF  REPORTING  PERSON
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

            Thomas Gramuglia
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      2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

            (a)
            (b)

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      3.    SEC  USE  ONLY

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      4.    SOURCE  OF  FUNDS


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      5.    CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO  ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

            United States of America
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      7.    SOLE  VOTING  POWER

            5,040,120

         NUMBER OF
          SHARES                  8.    SHARED  VOTING  POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE  DISPOSITIVE  POWER
          WITH
                                        5,040,120

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                                  10.   SHARED  DISPOSITIVE  POWER

                                        0
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      11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
            PERSON

            5,040,120

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      12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

            38.8%

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      14.   TYPE  OF  REPORTING  PERSON

            IN
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*  The  reporting  person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE  13D

ITEM  1.  SECURITY  AND  ISSUER.

This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Highway One-OWEB, Inc., a Utah corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 63 Trade Road, Massena, New York 13662.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a)  This  Statement  is  being  filed  by Thomas Gramuglia.

(b) The business address of Thomas Gramuglia is 12 Serra Lane, Massena, New York 13662.

(c) Thomas Gramuglia is the Vice President/ Treasurer and a Director of the Company.

(d) During the last five years, Thomas Gramuglia has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Thomas Gramuglia was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Thomas Gramuglia is a citizen of the United States of America.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On July 7, 2003, the Company entered into an Agreement and Plan of Merger with Michele Audio Corporation of America, a New Jersey corporation ("Michele New Jersey") and Michele Audio, Inc., a Delaware corporation (the "Plan") whereby on July 23, 2003 (the "Closing Date"), Highway had a change in control. Pursuant to the Plan, at closing, the Company issued a total of 10,392,000 "unregistered" and "restricted" shares of its common stock to the four holders of 95.5% of Michele New Jersey's issued and outstanding common stock. Of this amount, Thomas Gramuglia received 5,040,120 shares. As a result, as of the Closing Date (after giving effect to the Plan), the Company had 12,990,000 shares of Common Stock outstanding.

ITEM  4.  PURPOSE  OF  TRANSACTION.

The 5,040,120 shares of Common Stock representing 38.8% of the Company's Common Stock in connection with the closing of the Plan. The shares were acquired for investment purposes. Except in the ordinary course of business and except as otherwise described in the following paragraph, Thomas Gramuglia has not formulated any plans or proposals which would result in:
(a)the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the Company's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure;(g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company's securities to be deregistered or delisted; (i) a class of equity securities of the Company becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Upon the completion of the Plan: (a) Michele New Jersey become a 95.5%-owned subsidiary of the Company; (b) the Company's sole business operations became those of Michele New Jersey; and (c) the former sole director and executive officer of the Company resigned and appointed new directors and executive officers to serve in those capacities (including the appointment of Thomas Gramuglia as the Vice President and Treasurer and a director of the Company). In the future, the Company may acquire or merge with other operating entities that management deem to be beneficial to the Company and its stockholders, in which case management expects that it would issue shares of its common stock as the consideration for such transaction(s).

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) According to the Company, there were 12,990,000 shares of Common Stock outstanding as of July 23, 2003. Thomas Gramuglia is the beneficial owner of 5,040,120 shares of Common Stock, which represents approximately 38.8% of the outstanding shares of the Company's Common Stock.

(b) Thomas Gramuglia has the sole power to direct the vote of the 5,040,120 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Thomas Gramuglia .

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Thomas Gramuglia and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2003

/s/ Thomas Gramuglia
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Thomas Gramuglia